NESTLÉ S.A.

82-1252

CORPORATE COMMUNICATIONS
DEPARTMENT

05013587

Registered Mail
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W. – Mail Stop 3-2
Washington, D.C. 20549-0302
U.S.A.

Vevey, December 19, 2005
FXP/uwu

Nestlé S.A. – Today's Press Release

SUPPL

Dear Madam:
Dear Sir:

According to Securities Exchange Act rules, please find enclosed today's press release issued by Nestlé S.A.

Yours sincerely,

F.X.P

F.X. Perroud
Vice President

Encl.

dw 12/30

Nestlé

PRESS RELEASE

Nestlé To Acquire Greek-Based Delta Ice Cream

Vevey, December 19, 2005 – Nestlé S.A. announces that it has reached agreement with Delta Holdings S.A. on the acquisition of Delta Ice Cream S.A. by Nestlé Hellas S.A. for a total enterprise value of about € 240 million. With sales of € 122 million in 2004 and four production facilities, Delta Ice Cream is the leading ice cream business in Greece as well as in Bulgaria, Macedonia, Romania, Serbia and Montenegro. Main brands include NIRVANA, BOSS, ALOMA and MAGNUM, which it owns in Greece. The transaction will significantly expand Nestlé's position in the growing ice cream market in Greece and the Balkans.

Delta Ice Cream is listed on the Athens Stock exchange and over 96 percent of the shares are owned by Delta Holdings. Following regulatory approval, Nestlé will acquire the 96 percent stake and make a mandatory offer to purchase the remaining shares.

With the acquisition of Dreyer's Grand Ice Cream Company and Delta Ice Cream, Nestlé continues strengthening its ice cream business worldwide. Internal as well as external growth initiatives over the past years have resulted in Nestlé achieving worldwide market leadership in this important sector.

Contacts:	*Media:*	*François-Xavier Perroud*	*Tel.: +41-21-924 2596*
	Investors:	*Roddy Child-Villiers*	*Tel.: +41-21-924 3622*